June 30, 2011

Amanda Ravitz

Assistant Director

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	InVivo Therapeutics Holdings Corp.
Amended Registration Statement on Form S-1
Filed June 9, 2011
File No. 333-171998

Dear Ms. Ravitz:

On behalf of InVivo Therapeutics Holdings Corp. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter dated June 24, 2011 to Mr. Frank Reynolds, the Company’s Chief Executive Officer and Chief Financial Officer.

These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC. Simultaneously with this response letter, we are filing our Amendment No. 3 to our registration statement on Form S-1 (the “S-1”).

Prospectus Summary, page 1

COMMENT 1. We note your response to our prior comment number 1. Please be advised that the exemption from registration provided by Section 4(1) of the Securities Act of 1933 is not available for sales by an “issuer, underwriter or dealer” with respect to the subject securities. Please tell us why you believe that InVivo Therapeutics Holdings Corp. should not be deemed an underwriter of the split off securities. See Section 2(a)(11) of the Securities Act of 1933.

RESPONSE:

Simultaneously with the closing of the Merger on October 26, 2010, ITHC transferred all of its operating assets and liabilities to its wholly-owned subsidiary, D Source Split Corp., a Nevada corporation (“DSSC”). DSSC was then split-off from ITHC through the sale of all outstanding shares of DSSC (the “Split-Off”). In connection with the Split-Off, 14,747,554 shares of ITHC Common Stock held by Peter Reichard, Lawrence Reichard and Peter Coker (the “Split-Off Shareholders”) were surrendered and cancelled without further consideration, other than the shares of DSSC. An additional 1,014,490 shares of ITHC Common Stock were cancelled by a shareholder for no additional consideration. The assets and liabilities of ITHC were transferred to the Split-Off Shareholders in the Split-Off. ITHC executed a split off agreement with the Split-Off Shareholders which obligates the Split-Off Shareholders to assume all prior liabilities associated with ITHC before the Merger.

The sale of the DSSC shares to the Split-Off Shareholders in connection with the Split-Off was exempt from registration under Section 4(1) of the Securities Act, which covers “transactions by any person other than the issuer, underwriter or dealer.” The Company was neither an issuer (as defined under Section 2(a)(4)) nor a dealer (as defined under Section 2(a)(12)). “Underwriter” is defined under Section 2(a)(11) to mean “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security.” “Distribution” is understood essentially to be synonymous with “public offering.” In an early case the Commission established that a distribution comprises “the entire process by which in the course of a public offering a block of securities is dispersed and ultimately comes to rest in the hands of the investing public.” In re Oklahoma-Texas Trust, 2 S.E.C. 764, 769 (1937). Under this authority, the Company takes the position that, in connection with the Split-Off, it was not an underwriter as the transaction did not involve a distribution or public offering.

The Company did not engage in any advertising or general solicitation. In the split off agreement, the Split-Off Shareholders represented that (i) they had “such knowledge and experience in financial and business matters in general, and with respect to businesses of a nature similar to the business of [DSSC] ... so as to be capable of evaluating the merits and risks of, and making an informed business decision with regard to, the acquisition of the [DSSC shares]” (Mssrs. P. Reichard and Coker were also members of the ITHC Board of Directors on the closing of the Merger), (ii) they were “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act and (iii) they were acquiring the shares “solely for their own account and not with a view to or for resale in connection with any distribution or public offering thereof” (see Section 4.3 of Split-Off Agreement (Exhibit 10.5)). Based on the above analysis, the Company believes that the Split-Off was exempt from registration under Section 4(1) of the Securities Act.

COMMENT 2. Your disclosure in response to prior comment 3 regarding your plans to develop your product should also address the status and timing of the investigational device exemption that you require. Please revise.

RESPONSE:

In response to the Staff’s comment, the Company has added this disclosure to page 3 of the S-1.

Clinical Regulatory Plan, page 33

COMMENT 3. Refer to prior comment 8. Your disclosure should address the timeframe in which IDEs are typically granted by the FDA for products like yours, as well as what data that must be gathered and submitted in connection with your IDE application. Also, tell us why you do not know when in 2011 you will submit the application for an IDE. Finally, please expand your disclosure to describe the feedback received from FDA at the pre-IDE meeting.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure regarding the expected time frame to file and obtain FDA approval of the IDE and a description of the feedback it received from the FDA at the Pre-IDE meeting on pages 33 and 34 of the S-1.

Intellectual Property, page 34

COMMENT 4. We note your responses to prior comment 10. We may have further comment following the resolution of the confidential treatment request.

RESPONSE:

The Company is available to discuss its confidential treatment request in further detail should the Staff have additional questions or comments.

Certain Relationships and Related Transactions, page 50

COMMENT 5. Please provide a more detailed response to the second sentence of prior comment 11 that explains clearly the basis for reliance upon the section 4(1) exemption. Cite all authority on which you rely. In light of the provisions of Rule 144(i) which make clear that Rule 144 is not available to secondary sales of shell company shares, and the guidance set forth in SEC Release No. 33-8869, please provide further analysis as to why you believe that Section 4(1) was available for the September 2010 transaction.

RESPONSE:

The shares (“Shares”) that were acquired by certain affiliates of the Placement Agent (“Purchasers”) in September 2010 were acquired from various sellers (“Sellers”) who represented, in their applicable Stock Purchase Agreement, that they were not then, and never were, “affiliates” of the Company. In addition, each of the Sellers represented that the Shares did not constitute “restricted securities” within the meaning of Rule 144 of the Securities Act.

The Company has confirmed that the Sellers acquired their shares in March and April 2007 from selling shareholders listed in the Company’s resale registration statement that was declared effective by the SEC in May 2006. That is apparently how the Sellers were issued freely tradable shares without any restricted legend. The Shares were held by these non-affiliate Sellers for three plus years prior to their sale in September 2010.

Again, there were no restricted shares transferred to the Purchasers in September 2010 in which Rule 144 would possibly be applicable. The Company is aware of Rule 144’s non-availability with respect to secondary sales of shell company shares and it is simply not relevant here in any case. The Company also believes the appropriate exemption relied on with respect to the transaction was Section 4(1) as this was a transaction by a person that was not an issuer, underwriter or dealer. Please also note that each of the Purchasers signed lock up agreements pursuant to which they agreed not to dispose of or transfer title to any of the Shares for the earlier of (i) October 26, 2011 or (ii) six months after the effectiveness of the resale registration statement that is being reviewed by the Staff. Moreover, as previously indicated, the Shares are not included in the subject resale registration statement.

The Company is happy to supplementally provide the Staff with any documentation on the September 2010 transaction.

Note 9. Bridge Notes Payable, page F-15

Note 11. Common Stock, page F-18

COMMENT 6. We have considered your response to our prior comments 9 and 10 in our letter dated May 11, 2011. Please revise your financial statements in this Form S-1 to apply the accounting conclusions discussed with you on our telephone call on June 23, 2011. In addition, amend your Form 10-K for the year ended December 31, 2010 and your Form 10-Q for the period ended March 31, 2011 to also reflect those accounting conclusions.

RESPONSE:

In response to the Staff’s comment and based on the telephone call with the Staff on June 23, 2011, the Company has revised its financial statements in this Form S-1 and has amended its Form 10-K filing for the year ended December 31, 2010 and its Form 10-Q for the period ended March 31, 2011 to apply the accounting conclusions reached on that call.

Exhibits and Financial Statement Schedules, page II-3

COMMENT 7. Please tell us where you have filed the amendment dated May 25, 2011 referenced in the last paragraph on page 34 to the License Agreement dated July 2007 between InVivo Therapeutics Corp. and Children’s Medical Center Corporation.

RESPONSE:

In response to the Staff’s comment, the Company is filing a redacted version of the License Agreement amendment with the S-1. The Company is also submitting a Confidential Treatment Request and a complete version of the License Agreement amendment with the Commission on the date hereof. The Company supplementally advises the Staff that the redacted terms of the License Agreement amendment for which the Company is seeking Confidential Treatment are not material to investors.

If you have any questions with regards to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 475-1520 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Frank M. Reynolds

Frank M. Reynolds

Enclosures

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to:            Thomas B. Rosedale